Exhibit 99.4

Cenovus Energy Inc.
Supplementary Information – Oil and Gas Activities (unaudited)
For the Year Ended December 31, 2023
(Canadian Dollars)

DISCLOSURES ABOUT OIL AND GAS PRODUCING ACTIVITIES TOPIC 932 “EXTRACTIVE ACTIVITIES – OIL AND GAS” (unaudited)
The following select disclosures of Cenovus Energy Inc.’s (“Cenovus” or the “Company”) reserves and other oil and gas information have been prepared in accordance with United States (“U.S.”) Financial Accounting Standards Board (“FASB”) Topic 932, “Extractive Activities – Oil and Gas” and the U.S. disclosure requirements of the Securities and Exchange Commission (“SEC”).
All amounts pertaining to Cenovus’s audited Consolidated Financial Statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Unless otherwise noted, all dollars are in millions of Canadian dollars. All references to C$ or $ are to Canadian dollars and references to US$ are to U.S. dollars.
RESERVES DATA
The SEC Modernization of Oil and Gas Reporting final rules require that proved after royalty reserves be estimated using existing economic conditions (constant pricing). Cenovus’s results have been calculated using the average of the first-day-of-the-month prices for the prior twelve-month period. This same twelve-month average price is also used in calculating the aggregate amount of (and changes in) future cash inflows related to the standardized measure of discounted future net cash flows relating to proved oil and gas reserves (“SMOG”). Future fluctuations in prices, production rates, or changes in political or regulatory environments could cause Cenovus’s share of future production from its reserves to be materially different from that presented.
The reserves disclosed are effective December 31, 2023, and were prepared by the independent, qualified reserves evaluators (“IQREs”) McDaniel & Associates Consultants Ltd. and GLJ Ltd. There are significant differences between reserves evaluated under the SEC requirements and those presented in the Company’s Annual Information Form filed under National Instrument 51-101 “Standards of Disclosure for Oil and Gas Activities” (“NI 51-101”). NI 51-101 requires disclosure of before royalties reserves and the associated values using forecasted prices and costs.
The reserves presented in this supplemental information are estimates only. There are numerous uncertainties inherent in estimating quantities of reserves, including many factors beyond the Company’s control. In general, estimates of economically recoverable bitumen, crude oil, natural gas liquids and natural gas reserves and the future net cash flows derived therefrom are based upon a number of variable factors and assumptions, including but not limited to: product prices; future operating and capital costs; historical production from the properties and the assumed effects of regulation by governmental agencies, including with respect to environmental regulations, royalty payments and taxes; initial production rates; production decline rates; and the availability, proximity and capacity of oil and gas gathering systems, pipelines and processing facilities, all of which may vary considerably from actual results.
All such estimates are to some degree uncertain and classifications of reserves are only attempts to define the degree of uncertainty involved. For those reasons, estimates of the economically recoverable bitumen, crude oil, natural gas liquids and natural gas reserves attributable to any particular group of properties, classification of such reserves based on risk of recovery and estimates of future net revenues expected therefrom, prepared by different engineers or by the same engineers at different times, may vary substantially. Cenovus’s actual production, sales, royalty payments, taxes and development and operating expenditures with respect to its reserves may vary from current estimates and such variances may be material. Actual reserves may be greater than or less than the estimates disclosed. For a full discussion of Cenovus’s material risk factors refer to “Risk Management and Risk Factors” in the Company’s annual 2023 Management’s Discussion and Analysis included in the annual report on Form 40-F of which this document forms a part.
Estimates with respect to reserves that may be developed and produced in the future are often based upon volumetric calculations and upon analogy to similar types of reserves, rather than upon actual production history. Subsequent evaluation of the same reserves based upon production history will result in variations, which may be material, in the estimated reserves. Canadian provincial royalties are determined based on a graduated percentage scale which varies with prices and production rates. Canadian reserves, as presented on a net basis, assume royalty rates in existence at the time the estimates were made.
The reserves data contained herein is dated February 14, 2024, with an effective date of December 31, 2023.

Cenovus Energy Inc.	2	Supplementary Information – Oil and Gas Activities (unaudited)

OIL AND GAS RESERVES INFORMATION
In Canada, Cenovus's bitumen, crude oil, natural gas liquids and natural gas reserves are located in the provinces of Alberta, British Columbia, Saskatchewan and offshore Newfoundland and Labrador. Cenovus's international natural gas liquids and natural gas reserves are located offshore China and Indonesia. Reserve tables presented may not add due to rounding.

Net Proved Reserves (Cenovus Share After Royalties) (1)(2)
Average Fiscal-Year Prices

	Bitumen	Crude Oil	Natural Gas Liquids	Natural Gas	Total
	(MMbbls) (3)	(MMbbls) (3)	(MMbbls) (3)	(Bcf) (3)	(MMBOE) (3)
Canada
2022
Beginning of year	4,409	72	58	1,532	4,794
Technical revisions and improved recovery	79	(3)	2	42	85
Revisions due to price	(469)	7	—	14	(460)
Total revisions to prior estimates	(390)	4	2	56	(375)
Extensions and discoveries	21	5	3	178	58
Purchase of reserves in place	237	—	—	2	238
Sale of reserves in place	(102)	(1)	(2)	(30)	(110)
Production	(154)	(12)	(6)	(200)	(206)
End of year	4,021	68	55	1,538	4,399
Developed	792	62	45	1,208	1,100
Undeveloped	3,229	6	10	330	3,299
Total	4,021	68	55	1,538	4,399
2023
Beginning of year	4,021	68	55	1,538	4,399
Technical revisions and improved recovery	(33)	(2)	(3)	(14)	(40)
Revisions due to price	160	(3)	(2)	(40)	148
Total revisions to prior estimates	127	(5)	(5)	(54)	109
Extensions and discoveries	85	4	3	134	115
Purchase of reserves in place	7	—	—	—	7
Sale of reserves in place	—	—	—	(3)	(1)
Production	(163)	(10)	(6)	(205)	(214)
End of year	4,077	56	47	1,411	4,415
Developed	781	50	37	1,083	1,049
Undeveloped	3,296	6	10	328	3,367
Total	4,077	56	47	1,411	4,415

Cenovus Energy Inc.	3	Supplementary Information – Oil and Gas Activities (unaudited)

	Bitumen	Crude Oil	Natural Gas Liquids	Natural Gas	Total
	(MMbbls) (3)	(MMbbls) (3)	(MMbbls) (3)	(Bcf) (3)	(MMBOE) (3)
China
2022
Beginning of year	—	—	16	382	80
Technical revisions and improved recovery	—	—	(1)	11	1
Total revisions to prior estimates	—	—	(1)	11	1
Production	—	—	(4)	(79)	(17)
End of year	—	—	11	314	64
Developed	—	—	11	314	64
Undeveloped	—	—	—	—	—
Total	—	—	11	314	64

2023
Beginning of year	—	—	11	314	64
Technical revisions and improved recovery	—	—	1	(1)	1
Total revisions to prior estimates	—	—	1	(1)	1
Production	—	—	(3)	(65)	(14)
End of year	—	—	9	248	51
Developed	—	—	9	248	51
Undeveloped	—	—	—	—	—
Total	—	—	9	248	51

Total Consolidated Entities
2022
Beginning of year	4,409	72	74	1,914	4,874
Technical revisions and improved recovery	79	(3)	1	53	86
Revisions due to price	(469)	7	—	14	(460)
Total revisions to prior estimates	(390)	4	1	67	(374)
Extensions and discoveries	21	5	3	178	58
Purchase of reserves in place	237	—	—	2	238
Sale of reserves in place	(102)	(1)	(2)	(30)	(110)
Production	(154)	(12)	(10)	(279)	(223)
End of year	4,021	68	66	1,852	4,463
Developed	792	62	56	1,522	1,164
Undeveloped	3,229	6	10	330	3,299
Total	4,021	68	66	1,852	4,463

2023
Beginning of year	4,021	68	66	1,852	4,463
Technical revisions and improved recovery	(33)	(2)	(2)	(15)	(39)
Revisions due to price	160	(3)	(2)	(40)	148
Total revisions to prior estimates	127	(5)	(4)	(55)	109
Extensions and discoveries	85	4	3	134	115
Purchase of reserves in place	7	—	—	—	7
Sale of reserves in place	—	—	—	(3)	(1)
Production	(163)	(10)	(9)	(270)	(227)
End of year	4,077	56	56	1,659	4,466
Developed	781	50	46	1,331	1,099

Cenovus Energy Inc.	4	Supplementary Information – Oil and Gas Activities (unaudited)

	Bitumen	Crude Oil	Natural Gas Liquids	Natural Gas	Total
	(MMbbls) (3)	(MMbbls) (3)	(MMbbls) (3)	(Bcf) (3)	(MMBOE) (3)
Undeveloped	3,296	6	10	328	3,367
Total	4,077	56	56	1,659	4,466

Indonesia (4)
2022
Beginning of year	—	—	2	149	27
Technical revisions and improved recovery	—	—	1	(7)	—
Revisions due to price	—	—	—	(8)	(2)
Total revisions to prior estimates	—	—	1	(15)	(2)
Production	—	—	(1)	(10)	(2)
End of year	—	—	2	124	23
Developed	—	—	2	124	23
Undeveloped	—	—	—	—	—
Total	—	—	2	124	23

2023
Beginning of year	—	—	2	124	23
Technical revisions and improved recovery	—	—	—	14	2
Revisions due to price	—	—	—	—	—
Total revisions to prior estimates	—	—	—	14	2
Extensions and discoveries	—	—	—	10	2
Production	—	—	(1)	(21)	(4)
End of year	—	—	2	126	23
Developed	—	—	2	126	23
Undeveloped	—	—	—	—	—
Total	—	—	2	126	23
(1)Definitions:
(a) “Net” reserves are the remaining reserves attributable to Cenovus, after deduction of estimated royalties and including royalty interests.
(b) “Proved” oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs and under existing economic conditions, operating methods and government regulations, i.e., prices and costs as of the date the estimate is made.
(c) “Developed” oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods in which the cost of the required equipment is relatively minor compared to the cost of a new well.
(d) “Undeveloped” reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.
(2)Estimates of total net proved bitumen, crude oil, natural gas liquids, or natural gas reserves are not filed by Cenovus with any U.S. federal authority or agency other than the SEC.
(3)“Million barrels” is abbreviated as MMbbls, “billion cubic feet” is abbreviated as Bcf, and “million barrels of oil equivalent” is abbreviated as MMBOE.
(4)Amounts represent Cenovus's 40 percent working interest in the Husky-CNOOC Madura Ltd. ("HCML") joint venture. Financial results related to HCML are accounted for under the equity method of accounting for consolidated financial statement purposes.

Changes to Reserves
The explanation of significant year-over-year changes in the Company’s net proved reserves for the years ended December 31, 2023, and December 31, 2022, is set forth below.

Year ended December 31, 2023
The changes to the Company's net proved bitumen reserves in 2023 are explained as follows:
•Technical revisions and improved recovery: Decreases to recovery factors at Christina Lake and Foster Creek, offset by improved recovery performance at Lloydminster thermal resulted in a decrease in net proved reserves of 83 million barrels. Increased forecast capital and operating costs reduced royalties payable for the Oil Sands segment, which resulted in an increase in net proved reserves of 50 million barrels.
•Revisions due to price: Lower bitumen prices reduced royalties payable for the Oil Sands segment, which resulted in an increase in net proved reserves.

Cenovus Energy Inc.	5	Supplementary Information – Oil and Gas Activities (unaudited)

•Extensions and discoveries: Regulatory approvals at Foster Creek and Lloydminster thermal increased net proved reserves.
•Purchase of reserves in place: An acquisition in the Oil Sands segment increased net proved reserves.
The changes to the Company's net proved reserves of crude oil, natural gas liquids and natural gas in 2023 are explained as follows:
•Technical revisions and improved recovery: Updates to the Conventional segment development plan were partially offset by improved recovery performance in the Offshore segment, decreasing net proved reserves.
•Revisions due to price: Lower product pricing within the Conventional segment and Lloydminster conventional heavy oil decreased net proved reserves.
•Extensions and discoveries: Development within the Conventional segment increased net proved reserves.

Year ended December 31, 2022
The changes to the Company's net proved bitumen reserves in 2022 are explained as follows:
•Technical revisions and improved recovery: Improved recovery performance at Sunrise and Lloydminster thermal resulted in an increase in net proved reserves of 36 million barrels. Increased forecast capital and operating costs resulted in reductions to royalties payable for the Oil Sands segment, which resulted in an increase in net proved reserves of 43 million barrels.
•Revisions due to price: Increased bitumen prices resulted in higher royalties payable for the Oil Sands segment, which resulted in a decrease in net proved reserves.
•Extensions and discoveries: A regulatory approval at Lloydminster thermal increased net proved reserves.
•Purchase of reserves in place: The acquisition of the remaining 50 percent interest in Sunrise increased net proved reserves.
•Sale of reserves in place: The Tucker asset sale decreased net proved reserves.
The changes to the Company's net proved reserves of crude oil, natural gas liquids and natural gas in 2022 are explained as follows:
•Technical revisions and improved recovery: Within the Conventional segment, improved recovery performance partially offset by updates to the development plan increased net proved reserves.
•Revisions due to price: Within the Conventional segment and Lloydminster conventional heavy oil, changes to product pricing increased net proved reserves.
•Extensions and discoveries: Conventional segment and Lloydminster conventional heavy oil current year development and updates to the development plan increased net proved reserves.
•Sale of reserves in place: The transfer of a 12.5 percent working interest in the White Rose field and satellite extensions and the Wembley asset sale decreased net proved reserves.

STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS AND CHANGES THEREIN
In calculating SMOG, the average of the first-day-of-the-month prices for the prior twelve-month period and cost assumptions were applied to Cenovus’s annual future production from net proved reserves to determine cash inflows. Future production and development costs do not include any cost inflation and assume the continuation of existing economic, operating and regulatory conditions. Future income taxes are calculated by applying statutory income tax rates to future pre-tax cash flows after provision for the tax cost of the oil and natural gas properties based upon existing laws and regulations. The discount was computed by application of a 10 percent discount factor to the future net cash flows. The calculation of SMOG is based upon the discounted future net cash flows prepared by IQREs in relation to the reserves they respectively evaluated, and adjusted to the extent provided by contractual arrangements such as price risk management activities, in existence at year end and to account for asset retirement obligations and future income taxes.
Cenovus cautions that the discounted future net cash flows relating to proved oil and gas reserves are an indication of neither the fair market value of Cenovus’s oil and gas properties, nor the future net cash flows expected to be generated from such properties. The discounted future net cash flows do not include the fair market value of exploratory properties and probable or possible oil and gas reserves, nor is consideration given to the effect of anticipated future changes in crude oil, natural gas liquids and natural gas prices, development, asset retirement and production costs and possible changes to tax and royalty

Cenovus Energy Inc.	6	Supplementary Information – Oil and Gas Activities (unaudited)

regulations. The prescribed discount rate of 10 percent may not appropriately reflect future interest rates. The computation also excludes values contributed by Cenovus’s enhancement of the netback price from market optimization activities.
Computation of the SMOG was based on the following average of the first-day-of-the-month benchmark prices for the twelve-month period before the end of the year. Natural gas prices for China and Indonesia reserves are based on various gas sales agreements in place.

	Crude Oil and Natural Gas Liquids					Natural Gas
	Brent Crude Oil	WTI (1) Cushing Oklahoma	WCS (2)	Edmonton MSW (3)	Edmonton C5+	Henry Hub Louisiana	AECO (4)
	(US$/bbl)	(US$/bbl)	(C$/bbl)	(C$/bbl)	(C$/bbl)	(US$/MMBtu)	(C$/MMBtu)
2023	83.17	78.22	81.15	100.50	103.67	2.64	2.78
2022	101.24	93.67	96.99	118.70	119.73	6.36	5.65
(1)WTI is an abbreviation for West Texas Intermediate.
(2)WCS is an abbreviation for Western Canadian Select at Hardisty.
(3)MSW is an abbreviation for Mixed Sweet Blend.
(4)AECO is an abbreviation for Alberta Energy Company.

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves

	Year Ended December 31, 2023
($ millions)	Canada	China	Total Consolidated Entities	Indonesia
Future cash inflows	270,046	4,005	274,051	1,494
Less future:
Production costs	76,463	617	77,080	784
Development costs	34,682	169	34,851	2
Asset retirement obligation payments (1)	7,382	64	7,446	30
Income taxes	34,273	720	34,993	272
Future net cash flows	117,246	2,435	119,681	406
Less 10 percent annual discount for estimated timing of cash flow	73,666	421	74,087	84
Discounted future net cash flow	43,580	2,014	45,594	322

	Year Ended December 31, 2022
($ millions)	Canada	China	Total Consolidated Entities	Indonesia
Future cash inflows	338,151	5,298	343,449	1,516
Less future:
Production costs	93,888	711	94,599	861
Development costs	34,596	40	34,636	—
Asset retirement obligation payments (1)	6,850	107	6,957	36
Income taxes	46,420	1,008	47,428	247
Future net cash flows	156,397	3,432	159,829	372
Less 10 percent annual discount for estimated timing of cash flow	100,553	829	101,382	95
Discounted future net cash flow	55,844	2,603	58,447	277
(1)Includes future abandonment and reclamation costs associated with existing and future wells having attributed reserves, non-reserves wells and gathering systems, batteries, plants and processing facilities.

Cenovus Energy Inc.	7	Supplementary Information – Oil and Gas Activities (unaudited)

Changes in Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves

	Year Ended December 31, 2023
($ millions)	Canada	China	Total Consolidated Entities	Indonesia
Balance, beginning of year	55,844	2,603	58,447	277
Changes resulting from:
Sales of oil and gas produced during the period, net of operating costs (1)	(8,848)	(1,022)	(9,870)	(197)
Extensions, discoveries and improved recovery, net of related cost	4,990	—	4,990	38
Purchases of proved reserves in place	60	—	60	—
Sales of proved reserves in place	(2)	—	(2)	—
Net change in prices and production costs (1)	(14,192)	109	(14,083)	153
Revisions to quantity estimates	(437)	41	(396)	57
Accretion of discount	6,302	260	6,562	35
Changes in estimated future development costs	(4,770)	(112)	(4,882)	(15)
Costs incurred	3,389	3	3,392	14
Other	(1,037)	198	(839)	38
Net change in income taxes	2,281	(66)	2,215	(78)
Balance, end of year	43,580	2,014	45,594	322

	Year Ended December 31, 2022
($ millions)	Canada	China	Total Consolidated Entities	Indonesia
Balance, beginning of year	36,588	2,661	39,249	204
Changes resulting from:
Sales of oil and gas produced during the period, net of operating costs (1)	(10,575)	(1,263)	(11,838)	(119)
Extensions, discoveries and improved recovery, net of related cost	7,735	—	7,735	231
Purchases of proved reserves in place	3,194	—	3,194	—
Sales of proved reserves in place	(2,155)	—	(2,155)	—
Net change in prices and production costs (1)	30,271	1,362	31,633	(51)
Revisions to quantity estimates	(3,017)	40	(2,977)	(24)
Accretion of discount	4,056	213	4,269	34
Changes in estimated future development costs	(4,383)	(31)	(4,414)	(35)
Costs incurred	2,404	4	2,408	74
Other	(1,557)	(14)	(1,571)	(13)
Net change in income taxes	(6,717)	(369)	(7,086)	(24)
Balance, end of year	55,844	2,603	58,447	277
(1)On January 1, 2019, Cenovus adopted IFRS 16, “Leases” (“IFRS 16”), which prescribes a different accounting treatment for operating leases than U.S. Generally Accepted Accounting Principles (“US GAAP”). Under US GAAP, the amortization of a right-of-use asset and interest expense related to an operating lease are recorded by nature of the expense on the income statement (production costs). Under IFRS 16, amortization of a right-of-use asset and interest expense are classified as depreciation expense and finance costs, respectively. As a result, changes in SMOG due to the amortization of right-of-use assets and interest payments have been included by Cenovus in “Net change in prices and production costs”.

Cenovus Energy Inc.	8	Supplementary Information – Oil and Gas Activities (unaudited)

OTHER FINANCIAL INFORMATION
Results of Operations

	Year Ended December 31, 2023
($ millions)	Canada	China	Total Consolidated Entities	Indonesia (1)
Oil and gas sales, net of royalties, transportation and blending and realized risk management	12,427	1,133	13,560	243
Less:
Operating costs and accretion of asset retirement obligations	3,773	124	3,897	49
Depreciation, depletion and amortization	3,402	464	3,866	78
Exploration expense	37	5	42	2
Operating income	5,215	540	5,755	114
Income taxes	1,311	221	1,532	46
Results of operations	3,904	319	4,223	68

	Year Ended December 31, 2022
($ millions)	Canada	China	Total Consolidated Entities	Indonesia (1)
Oil and gas sales, net of royalties, transportation and blending and realized risk management	14,250	1,362	15,612	155
Less:
Operating costs and accretion of asset retirement obligations	3,836	111	3,947	37
Depreciation, depletion and amortization	3,172	546	3,718	64
Exploration expense	24	77	101	—
Operating income	7,218	628	7,846	54
Income taxes	1,711	157	1,868	22
Results of operations	5,507	471	5,978	32
(1) Financial results related to HCML are accounted for under the equity method of accounting for consolidated financial statement purposes.

Cenovus Energy Inc.	9	Supplementary Information – Oil and Gas Activities (unaudited)

Capitalized Costs

	Year Ended December 31, 2023
($ millions)	Canada	China	Total Consolidated Entities	Indonesia (1)
Proved oil and gas properties	44,342	3,083	47,425	436
Unproved oil and gas properties (2)	729	9	738	—
Total capital cost	45,071	3,092	48,163	436
Accumulated depreciation, depletion and amortization	16,487	1,488	17,975	157
Net capitalized costs	28,584	1,604	30,188	279

	Year Ended December 31, 2022
($ millions)	Canada	China	Total Consolidated Entities	Indonesia (1)
Proved oil and gas properties	40,425	3,103	43,528	432
Unproved oil and gas properties (2)	680	5	685	—
Total capital cost	41,105	3,108	44,213	432
Accumulated depreciation, depletion and amortization	13,251	1,051	14,302	114
Net capitalized costs	27,854	2,057	29,911	318
(1) Capital expenditures related to HCML are accounted for under the equity method of accounting for consolidated financial statement purposes.
(2) Unproved oil and gas properties include exploration and evaluation assets for which no proved reserves have been recognized.

Costs Incurred

	Year Ended December 31, 2023
($ millions)	Canada	China	Total Consolidated Entities	Indonesia (1)
Acquisitions
Unproved (2)	31	—	31	—
Proved (3) (4)	11	—	11	—
Total acquisitions	42	—	42	—
Exploration costs	80	4	84	—
Development costs	3,389	3	3,392	14
Total costs incurred	3,511	7	3,518	14

	Year Ended December 31, 2022
($ millions)	Canada	China	Total Consolidated Entities	Indonesia (1)
Acquisitions
Unproved (2)	—	—	—	—
Proved (3) (4)	1,621	—	1,621	—
Total acquisitions	1,621	—	1,621	—
Exploration costs	34	3	37	—
Development costs	2,404	4	2,408	74
Total costs incurred	4,059	7	4,066	74
(1)Capital expenditures related to HCML are accounted for under the equity method of accounting for consolidated financial statement purposes.
(2)An unproved property is a property to which no proved or probable reserves have been specifically attributed.
(3)A proved property is a property to which proved and probable reserves have been specifically attributed.
(4)Asset retirement costs are included in the year of acquisition.

Cenovus Energy Inc.	10	Supplementary Information – Oil and Gas Activities (unaudited)